Exhibit 99.10

CONSENT OF WOOD CANADA LIMITED

The undersigned hereby consents to the use of the Wood Canada Limited prepared sections of the report entitled "Technical Report on the Côté Gold Project, Ontario, Canada" effective June 30, 2022, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2024, (ii) the Registration Statement on Form F-10 (File No. 333-283086) and (iii) the Registration Statement on Form S-8 (File No. 333-142127), in each case, of IAMGOLD Corporation.

On behalf of WOOD CANADA LIMITED

By:	/s/ "Greg Gosson
Greg Gosson, Technical Director, Geology & Compliance
Authorized Signor

Dated: March 21, 2025